March 7, 2012

Comment Letter - HDFC Bank Limited Form 20-F for the Fiscal Year

Ended March 31, 2011, Filed September 30, 2011, File No. 001-15216

Dear Ms. Hayes:

We acknowledge receipt of your comment letter dated February 27, 2012 relating to HDFC Bank Limited’s Form 20-F for the Fiscal Year Ended March 31, 2011, filed September 30, 2011.

As discussed with Sebastian Gomez Abero of the Staff, we submit this letter as confirmation that we intend to respond to your comment letter on or before March 26, 2012.

Please do not hesitate to contact me directly at 212-474-1678 or by email at craglan@cravath.com if you have any questions or if I can be of any further assistance.

Yours sincerely,

/s/ Christine Raglan
Christine Raglan

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

United States